SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              URANIUM ENERGY CORP.
                              ____________________
                                (Name of Issuer)


                        Common Stock -- par value $0.001
                        ________________________________
                         (Title of Class of Securities)


                                   0001334933
                                 ______________
                                 (CUSIP Number)


                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 15, 2006
             _______________________________________________________
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

__________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


______________________                                     _____________________

CUSIP No.   0001334933                                     Page 2  of 7    Pages
______________________                                     _____________________

________________________________________________________________________________

1       NAME OF REPORTING PERSON:

        Golden West Investments Ltd.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________

3       SEC USE ONLY

________________________________________________________________________________

4       SOURCE OF FUNDS

        Purchase and Sale Agreement
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                [ ]

________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Belize
________________________________________________________________________________
                            7      SOLE VOTING POWER
                                   3,250,000 Shares of Common Stock
        NUMBER OF           ____________________________________________________
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY           ____________________________________________________
           EACH             9      SOLE DISPOSITIVE POWER
     REPORTING PERSON              3,250,000 Shares of Common Stock
           WITH             ____________________________________________________
                            10     SHARED DISPOSITIVE POWER
                                   0
________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,250,000 Shares of Common Stock
________________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
________________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.16%
________________________________________________________________________________

14      TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Golden West Investments Ltd., a Belize corporation ("Golden West"), and Barry Dempsey, on behalf of Tustell Ltd., the sole director of Golden West ("Dempsey"), as the reporting persons hereunder, relative to the disposition by Golden West of certain shares of common stock issued by Uranium Energy Corp. Golden West has made one previous filing on Schedule 13D relating to this issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Uranium Energy Corp., a Nevada corporation ("Uranium Energy"). Uranium Energy maintains its principal executive offices at Austin Centre, 701 Brazos, Suite 500 PMB#, Austin, Texas 78701.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Golden West, a Belize corporation , and Dempsey, on behalf of Tustell Ltd., the sole director of Golden West. The business address of Golden West and Dempsey is P.O. Box 97, Leeward Highway Provenciales, Turks & Caicos Island, British West Indies.

     Pursuant to General Instruction C of Schedule 13D, Golden West and Dempsey (the "Instruction C Persons") and the information specified in items (a) through
(f) of Item 2 with respect to such Instruction C Persons, are as follows:

________________________________________________________________________________

        Name                       Position with        Business Address
                                   Uranium Energy
________________________________________________________________________________

Golden West Investments Ltd.       Shareholder          P.O. Box 97
    and                                                 Leeward Highway
Barry Dempsey                                           Provenciales Turks
                                                        & Caicos Islands,
                                                        BWI
________________________________________________________________________________

     Dempsey, on behalf of Golden West, has the sole right to control the disposition of and vote the Uranium Energy securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to an agreement for purchase and sale of securities dated February 15, 2006 (the "Purchase Agreement") between Golden West and Harry Anthony ("Anthony"), Anthony purchased from Golden West an aggregate of 500,000 shares of the restricted Common Stock of Uranium Energy for consideration in the amount of $500.00.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of the sale of shares of common stock of Uranium Energy in a private transaction.

     Pursuant to the instructions for items (a) through (j) of Item 4, Golden West and Dempsey have plans as follows:

     (a) As set forth in Item 3 of this Schedule, Golden West has disposed of an aggregate of 500,000 shares of restricted common stock of Uranium Energy. Golden West and Dempsey, through Tustell Ltd. and on behalf of Golden West, may consider the disposition or acquisition of additional securities of Uranium Energy in the future but do not have any current plans to do so.

     (b) Neither Golden West nor Dempsey have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Uranium Energy or to enter into extraordinary corporate transactions.

     (c) Neither Golden West nor Dempsey have any present plans or proposals to cause a sale or transfer of a material amount of assets of Uranium Energy.

     (d) Neither Golden West nor Dempsey have any present plans or proposals to cause a change in the present board of directors or in the management of Uranium Energy, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Neither Golden West nor Dempsey have any present plans or proposals to cause a material change in the capitalization of Uranium Energy.

     (f) Neither Golden West nor Dempsey have any present plans or proposals to make any other material change to the business or corporate structure of Uranium Energy.

     (g) Neither Golden West nor Dempsey have any present plans or proposals to change Uranium Energy's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Uranium Energy by any person.

     (h) Neither Golden West nor Dempsey have any present plans or proposals to cause Uranium Energy's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither Golden West nor Dempsey have any present plans or proposals relating to a class of securities of Uranium Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Golden West nor Dempsey have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on February 15, 2006, Golden West beneficially owned 3,250,000 shares (or approximately 22.16% of the outstanding shares) of Uranium Energy's common stock.

     (b) Neither Golden West nor Dempsey own any other common or preferred shares of Uranium Energy as of the date of this Schedule, Dempsey, through Tustell Ltd. and on behalf of Golden West, has the sole power to vote or to direct the voting of the 3,250,000 common shares of Uranium Energy.

     (c) As of February 15, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Uranium Energy equity securities had been engaged in by either Golden West or Dempsey other than the original acquisition of the aggregate 3,750,000 shares of common stock of Uranium Energy as previously disclosed on Schedule 13D.

     (d) To the best knowledge and belief of the undersigned, no person other than Dempsey, through Tustell Ltd. and on behalf of Golden West, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships between Golden West exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Agreement for Purchase and Sale of Securities dated February 15, 2006 between Golden West Investments and Harry Anthony.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              GOLDEN WEST INVESMENTS LTD.


                                              By: Tustell Ltd.


Date: February 17, 2006                       By: /s/ BARRY DEMPSEY
                                                  __________________________
                                                      Barry Dempsey, Director


                                                  /s/ BARRY DEMPSEY
Date: February 17, 2006                           __________________________
                                                      Barry Dempsey